LAW OFFICES OF
                      EHMANN, VAN DENBERGH & TRAINOR, P.C.


TWO PENN CENTER PLAZA, SUITE 220                      TELEPHONE:  (215) 851-9800
1500 JOHN F. KENNEDY BOULEVARD                            DIRECT DIAL:  Ext. 222
PHILADELPHIA, PENNSYLVANIA 19102                            FAX:  (215) 851-9820

                                                               December 15, 2005

VIA FAX AND EDGAR
-----------------


Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549-00405
ATTN:  Mr. Kevin Stertzel
Fax No: 202-772-9220

      Re:   Daleco Resources Corporation
            File No: 0-12214

Gentlemen,

      This letter shall acknowledge Daleco Resources Corporation's ("Registrant") receipt of your letter of December 8, 2005.

      As stated in our letter to you of December 13, 2005, the Registrant has elected to file a First Amendment to its Form 8-K dated December 8, 2005 addressing those issues raised in your letter of December 8, 2005.

      Specifically, the Registrant intends to modify its Form 8-K dated December 6, 2005, to clarify that:

      1. The Registrant's decision to restate its financial statements on Form 10-QSB for the period ending March 31, 2005 and Form 10-QSB for the period ending on June 30, 2005 (collectively the "Financial Statements") was its own decision;

      2. The Registrant's Board of Directors and Audit Committee made the determination to restate the Financial Statements and that the Registrant's previously issued Financial Statements should no longer be relied upon;


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      3. The Registrant will expand its disclosure explaining the nature of its restatement and the impact on its Financial Statements;

      4. The Registrant will address its evaluation of its disclosure controls and procedures in light of the restatement; and

      5. The Registrant will clearly state that its prior Financial Statements should not be relied upon due to its improper treatment of its transaction with Rheologies Technologies, Inc., formerly Ostara Corporation.

      The Registrant acknowledges that:

      (a) it is solely responsible for the adequacy and accuracy of the disclosure contained in its filings;

      (b) changes in the Registrant's disclosures and/or filings in response to comments by or discussions with the Staff of the Securities and Exchange Commission ("SEC") do not foreclose the SEC from taking any action with respect to the filing; and

      (c) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

      Thank you in advance for your cooperation and assistance.

                                              Sincerely,

                                              /s/ C. Warren Trainor

                                              C. Warren Trainor

CWT:mta
cc:      Gary J. Novinskie, President & CFO (via Fax & e-mail)
         Stephan V. Benediktson, CEO (via e-mail)
         Dov Amir, Chairman of the Board of Directors (via e-mail) Lord Gilbert, Chairman, Audit Committee (via e-mail)
         Steve Roche (via e-mail)
         Nathan K. Trynin (via e-mail)
         Federico Quinto Jr. CPA (via e-mail)
         Vasquez & Company LLP